

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2012

Via E-mail
Masatoshi Takahama
Chief Executive Officer
Kinbasha Gaming International, Inc.
200 N. Westlake Boulevard, Suite 204
Westlake Village, CA 91362

> **Re: Kinbasha Gaming International, Inc.**
> **Form 10-12G**
> **Filed August 13, 2012**
> **File No. 000-54784**

Dear Mr. Takahama:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

2. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:
    *   Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. We note you have relied on third party sources for data. Please provide us with copies of the reports and materials you have cited in your registration statement.

Item 1. Business, page 2

Overview, page 2

5. Please disclose in the overview the number of pachinko machines you operate at your parlors.

6. In one of your introductory paragraphs on page 2, please disclose your revenue and net losses as of your recent fiscal year and interim stub. Also disclose that you are in default of $128.9 million in debt here.

Business Plan, page 4

7. Please revise the second-to-last paragraph on page 4 to disclose the estimated amount of funds that you will need to accomplish your business plans. Also disclose the consequences to your business if you are unable to obtain additional financing.

Government Regulation of the Pachinko Industry, page 6

8. Revise to disclose any licenses that you need to operate pachinko parlors and obtain pachinko machines. Also disclose any associated fees. If applicable, revise the Risk Factors section to disclose the attendant risks to you if you are unable to obtain the licenses.

Our Business, page 7

9. Please provide the basis for your statement that "[y]our parlors are known by [y]our customers to be clean, attractive, and comfortable."

10. Please briefly describe the criteria that you use to determine that your facilities are "upper scale."

Competition, page 8

11. Please disclose where you rank among pachinko operators in the metropolitan Tokyo market.

Item 1A. Risk Factors, page 8

12. Please reconcile the disclosure under this section with the risk factor disclosure on page 14. Please revise.

Management's Discussion and Analysis, page 9

Results of Operations – Comparison of Fiscal Years 2012 and 2011, page 9

13. We note that you increased pay-out ratios in the first six months of fiscal year 2012 to drive traffic. Please discuss whether you have continued to maintain higher pay-out ratios, and if so, disclose how long you expect higher pay-out ratios will be necessary. Also disclose how the higher pay-outs affected you quantitatively.

14. In this regard, we note from the table on page 7 that average wagers per machine increased $3,000 and average net revenues per machine decreased $200 in fiscal year 2012 compared to fiscal year 2011. Please discuss the extent to which this is solely

attributable to higher pay-out ratios. If there were other causal factors, please discuss and quantify the effects of other factors to the extent you are able.

Financial Condition, Liquidity and Sources of Capital, page 11

15. Please revise to disclose an estimate of your expected capital expenditures during fiscal 2012.

Debt in Default, page 11

16. We note your disclosure that at March 31, 2012 you were in default on debt in the aggregate amount of $128.9 million as compared with $146.3 million at March 31, 2011 and the debt in default at March 31, 2012 included principal of $107.9 million and accrued interest (including default or penalty interest) of $21 million. In light of the fact that the amount shown on the balance sheet at March 31, 2012 for notes payable – default is $119.7 million, please tell us where the total amount of $128.9 million of principal and interest in default is presented on the balance sheet.   Also, please tell us why the $21 million of accrued interest related to this defaulted debt as disclosed on page 11 is not consistent with the amount of accrued interest of $18.5 million disclosed in Note 6 to the financial statements.

17. It appears that you have formally or informally renegotiated or are attempting to renegotiate substantially all of your defaulted debt. So that investors have a better understanding of the extent to which you are at risk of litigation or foreclosure of defaulted debt, please provide tabular disclosure of: the aggregate principal and interest owed to each lender; any fees, paid or unpaid, under the defaulted debt; a summary of the renegotiated terms to the extent you have renegotiated debt; the status of and a brief description of your efforts to renegotiate or obtain forbearances from those lenders with which you have not yet renegotiated debt; the rights lenders may have regarding debt that has not been renegotiated; and the dates that renegotiated debt is due, negotiated extensions expire, or that any moratorium or other protection from the enforcement of debt expires. Additionally, please file all material debt agreements as exhibits to your amended registration statement.

18. Refer to the last paragraph on page 11. Please disclose in the Overview section and the first risk factor on page 14 that under Japanese law you will lose your pachinko licenses if you are subject to a bankruptcy proceeding.

Risk Factors, page 14

19. Please remove the first two sentences of the introductory paragraph. Only material risks should be referenced in the risk factors. If a risk is not deemed material or is not currently known, it should not be referenced in the risk factors.

20. Please revise to include a risk factor to disclose the risks of operating a business that is largely dependent on discretionary spending during current economic conditions.

We may be unable to obtain the financing to implement our strategy, page 15

21. Revise to disclose the estimated amount of funding that you will need to implement your business plan.

Future changes in the government regulations, page 15

22. Please quantify, to the extent you are able, the impact that recent changes in pachinko regulations have had on your results of operations.

Item 5. Directors and Executive Officers, page 19

23. For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Refer to Item 401(e)(1) of Regulation S-K.

Audited Financial Statements

Balance Sheet, page F-3

Statements of Operations, page F-4

24. We note from your disclosure in Note 1 that your operations are conducted through Kinbasha's 98% owned Japanese subsidiary, Kinbasha Japan. Please explain to us why you have not presented any net earnings or balance sheet amounts related to non-controlling interests either on the balance sheet or on the statements of operations. See guidance in ASC 810-10-45.

Statements of Operations, page F-4

25. We note that during 2012 you recognized an $870,000 gain on debt forgiveness and we note from your disclosure in MD&A that this amount relates to the forgiveness of debt relating to eight capital leases. Please provide us with and revise the notes to your financial statements to disclose additional details about the nature of this debt forgiveness including an explanation of why you believe it is appropriate to recognize a gain on this debt forgiveness, how you calculated or determined the amount of the gain, and whether or not the transaction was with a related party.

26. We note from your disclosure on page 18 that your principal office in the United States is provided without charge by a consultant. Please note that all costs of doing business, including costs incurred by parent and others, should be reflected in historical financial

statements. Please revise to recognize the expense related to this office in your statements of operations. See guidance in Staff Accounting Bulletin Topic 5:T.

Notes to the Financial Statements

General

27. Please tell us and revise the notes to the financial statements to explain how you account for any base jackpots related to your pachinko or pachislo games. Please note that under ASC 924-605-25-2, you are required to accrue a liability and charge a jackpot (or a portion thereof as applicable) to revenue at the time you have the obligation to pay the jackpot (or a portion thereof as applicable), regardless of the manner of payment.

28. We note from your disclosure on page 16 of the Risk Factors section that your CEO owns 62.6% of your outstanding common stock and therefore has the effective power to control the vote on substantially all significant matters without the approval of other stockholders. Please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of ASC 850-10-50.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

29. We note your disclosure that revenue is recorded when cash is received for game balls or game tokens are rented to the patrons and payouts are recorded when the token prizes are purchased back from the prize exchangers. Please explain to us in further detail when the payouts are recorded. In this regard, please clarify who the prize exchangers are in this transaction and tell us how the recognition of the payouts corresponds, if at all, to the timing of when the customer receives a receipt for the number of balls or tokens won, prior to redemption. Also, please tell us how you account for the issuance to a customer of a "special prize" that can then be exchanged for cash a third-party exchange station outside the pachinko parlor.

Note 8. Notes Payable, page F-15

30. We note your disclosure that in February 2012 you entered into a loan modification agreement with one of your note holders for principal, accrued interest and penalties totaling approximately $6.5 million. Please explain to us and revise to disclose how you accounted for this loan modification in accordance with ASC 470-50-40. As part of your response and revised disclosure, please explain to us how and when you will account for the $5.5 million of debt that will be forgiven.

Note 9. Share Based Compensation, page F-16

31. We note your disclosure that in valuing the stock issued for compensation in 2012, and for services rendered in 2011, the value was based on an independent valuation company. Please explain to us, and revise to disclose in Note 9, the significant assumptions used by the valuation company to determine the fair value of your common stock. As part of your response and revised disclosure, please explain why the value of the stock decreased from $.84 per share in January 2011 to $.51 per share in March 2012. Additionally, in light of the significance of stock compensation expense to your operating income/(loss) in 2012 and 2011, please revise your critical accounting estimates section of MD&A to include the following disclosures:
    o A description of the methods and assumptions used in estimating the fair value of the underlying stock and the instruments granted.
    o A table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date.
    o Narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during the period referred to above. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions.

Other

32. The financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Masatoshi Takahama
Kinbasha Gaming International, Inc.
September 6, 2012
Page 8

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Nolan McWilliams at (202) 551-3217 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Alan B. Spatz, Esq.
        TroyGould PC